Points Completes Amendment to its Credit Facility

TORONTO - November 23, 2020 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, announced today that it has entered into an agreement to amend its existing senior secured credit facility (the "Amendment") to provide covenant relief through June 30, 2021.

"With our operations now stabilized, we took a timely and proactive step to adapt our credit facility to the current environment," said Rob MacLean, CEO of Points. "The amendment provides us with additional financial flexibility and ensures continued access to our facility during this unusual time, while strengthening an already solid balance sheet. I would like to thank our lending partners for their ongoing support and partnership."

As a precautionary measure, Points drew down $40.0 million on its credit facility during the first quarter of 2020 in response to the early stages of the COVID-19 pandemic. Since that initial drawdown, Points elected to repay a total of $10.0 million over the course of the second and third quarter of 2020. At September 30, 2020, Points had over $64.0 million of cash and cash equivalents on its balance sheet, which included $30.0 million of borrowings on its facility. In the fourth quarter of 2020, Points and its lenders agreed to amend the credit facility to suspend the testing of its financial covenants for three quarters, beginning with the quarter ended December 31, 2020 through to the end of Q2 2021. These tests were calculated on a trailing twelve-month basis.

Under the terms of the amendment, the net senior leverage ratio, the interest coverage ratio, and the fixed charge coverage ratio, are replaced through to the end of Q2 2021 with a Minimum Adjusted EBITDA and a Minimum Liquidity test, with the company agreeing to extend the Minimum Adjusted EBITDA test two additional quarters. In addition, the Company agreed to reduce the facility size from $50.0 million to $40.0 million.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, using a unique Loyalty Commerce Platform to build, power, and grow new ways for members to get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs around the world. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, please visit points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, statements relating to plans the Company has implemented in response to the COVID-19 pandemic and its expected impact on the Company (including mitigation of the risk of a potential breach of its credit facility) and the Company's ability to access the undrawn portion of its credit facility. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com